GLOBAL THRIVE FULFILL GROUP INC

No. 106, Huashan Road, Suyu High-tech Zone,

Suqian City, Jiangsu Province, China

May 29, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Thrive Fulfill Group Inc

Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-288499)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Global Thrive Fulfill Group Inc, a corporation incorporated under the laws of California (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s registration statement on Form S-1 (File No. 333-288499), initially filed with the Commission on July 3, 2025 (together with all exhibits thereto, the “Registration Statement”).

The Company has determined not to proceed with its public offering at this time and believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company hereby confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned, Zhang Zusen (Email: 623398213@qq.com).

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information, please contact the undersigned, Zhang Zusen (623398213@qq.com; Telephone: 86 139 1279 1799).

Very truly yours,

GLOBAL THRIVE FULFILL GROUP INC

By: /s/ Zhang Zusen

Zhang Zusen

Director & CEO